February 24, 2025

Mark Godsy
Chief Executive Officer
Naqi Logix Inc.
200 Granville St. Suite 2820
Vancouver BC, V6C 1S4

       Re: Naqi Logix Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed February 11, 2025
           File No. 024-12535
Dear Mark Godsy:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024.

Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. Please disclose that investors will be required to execute an adoption agreement to the
       Voting Agreement pursuant to which the investor will agree to be bound by the terms of the Voting Agreement which will require them to vote their shares in favor any corporate action approved by the board of directors. Also, disclose that your Chief
       Executive Officer, Mark Godsy, has the right to designate up to seven director nominees to the board of directors and shareholders will be required to vote their shares in favor of the election of such director nominees.
 February 24, 2025
Page 2
Risk Factors
Our executive officers, directors and insider shareholders beneficially..., page 16

2. We note your response to prior comment 5. Please define your reference to insider shares and clarify whether your statement that the "percentage increases to approximately 60.8% when insider shareholders are included" relates to shares subject to the Voting Trust Agreement. If not, please clarify the total voting power subject to the Voting Trust Agreement.
3. Please include a discussion of the risks associated with investors executing an adoption agreement whereby they agree to be bound by the terms of the Voting
       Agreement. Include a discussion of the material terms of the voting agreement including that investors will be required to vote their shares in favor of certain director nominees designated by your Chief Executive Officer, Mark Godsy as well as any corporate action approved by the board of directors. Also, include a discussion of the fact that this arrangement may have the effect of allowing Mr. Godsy to control the outcome of corporate actions that require stockholder approval as well as exercise voting control of the company in a manner that exceeds his economic interest.
If an investor purchases Common Shares in this Offering..., page 23

4. Please disclose that your authorized share capital permits the issuance of an unlimited number of Voting Common Shares and an unlimited number of Non-Voting
Common
       Shares. Also, describe the potential risks to investors related to this capital structure.
Securities Being Offered
Shareholder Agreements, page 60

5. Please clarify whether Mr. Godsy's director nomination rights are transferrable and describe how you will disclose to investors if he chooses to exercise his director nomination rights.
General

6. Please provide us with a legal analysis of the basis upon which you concluded that the provisions in the Voting Agreement pursuant to which investors agree to vote their shares in favor any corporate action approved by the board of directors and in favor of the election of the director nominees designated by Mr. Godsy is permissible under the Business Corporations Act of the Province of British Columbia and any applicable provisions of your articles of incorporation.
 February 24, 2025
Page 3

        Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Daniel Nauth